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James Wilson

CEO at Veriglif

Provo, Utah Area

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 **Veriglif, the world's first global consumer data...**

 **Sydney University**

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 500+ connections

My mantra is to simplify, automate and improve everything I work on. I love all things engineering, whether it be business process or technology systems. I'm an experienced business leader with a demonstrated history founding and nurturing many technology start-ups for over 20 years. Graduate...

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Activity

847 followers

 **I saw Liz present in Sydney a few years back and she was great. And so is her...**
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 **Blockchain could be used by at least 50% of all companies within 3 years**
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Experience

CEO and Co-Founder

Veriglif, the world's first global consumer data ecosystem

Jul 2018 – Present · 11 mos

Provo, Utah Area

Veriglif is the global Verified Data Network that allows all data stakeholders to connect, transact, and thus maximize the value of consumer data assets. It is the world's first global consumer data ecosystem that helps unlock the full value of consumer data through increased data veracity, velocity, variety, and volume.

Built on the IBM Hyperledger private enterprise Blockchain. This data network is driven by creating a single-source Universal ID for individuals based on their digital datagraph to verify identity and allow for the linkage of related data at the individual level from any source, globally.

CTO and Director

Potentiate

Jul 2012 – Present · 6 yrs 11 mos

Sydney, Australia

Potentiate (www.potentiate.com) launched in Australia and Japan on 11 October 2010. Potentiate has grown from a strong background in market research, analysis software and

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Advisor

idDriver (formerly iTestDrive)

Jan 2018 – Present · 1 yr 5 mos

Canberra, Australia

IdDriver is the easiest, smartest and fastest way to capture and optimise customer information prior to, during and after a test drive. itestdrive.com.au

CTO and Co-Founder

Dark Horse - Crypto Investment Allocation Modelling

Jan 2018 – Nov 2018 · 11 mos

Singapore

The dark horse crypto platform is an investment allocation strategy that has been proven to beat traditional cap weighted and equal weighted allocation strategies over the past 3 years. Currently in the final stages of development, the platform will support two allocation strategies. The first is a hybrid between cap weight and equal weight and the other is a single ... See more

CTO and Co-Founder

Stonegate - Crypto Mining Optimisation

Dec 2017 – Nov 2018 · 1 yr

London, United Kingdon

Stonegate runs a small crypto mine and has developed software designed to improve the returns from mining through algorithmic-ally optimising which currency to mine, which mining pool to join and what fee structure elect, and other secret sauce every 15 minutes. This solution means faster entry into the best performing scenarios thus generating greater retu... See more

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Education

Sydney University

Bachelor Of Engineering (Elec)

1998 – 2003

http://www.eelab.usyd.edu.au/

Final Year Thesis in Web Harvesting (Distinction)

Newington College

Higher School Certificate

1994 – 1995









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